 Issuer Free Writing Prospectus dated November 4, 2025

Filed Pursuant to Rule 433

Registration No. 333-281877

RELMADA THERAPEUTICS, INC.

Offering of Shares of Common Stock and

Pre-funded Warrants to Purchase Shares of Common stock

This free writing prospectus relates only to the offering by Relmada Therapeutics, Inc. (the “Company”) of shares of common stock, par value $0.001 per share (the “common stock”), and, in lieu of common stock to certain purchasers that so choose, pre-funded warrants (the “pre-funded warrants”) to purchase shares of common stock (the “Registered Offering”) and should be read together with the base prospectus, dated September 12, 2024, included in our Registration Statement on Form S-3 (Registration No. 333-281877) filed on August 30, 2024 with the U.S. Securities and Exchange Commission (the “Registration Statement”), including the documents incorporated by reference therein (the “Base Prospectus”). This free writing prospectus supplements the Base Prospectus primarily to reflect the terms of pre-funded warrants to purchase shares of common stock being offered by the Company in the Registered Offering.

The information in this communication supersedes the information in the Base Prospectus to the extent inconsistent with the information in the Base Prospectus. Unless the context otherwise indicates, references in this prospectus to “our company,” “we,” “our” and “us” refer collectively to Relmada Therapeutics, Inc., a Nevada corporation, and its consolidated subsidiaries.

THE OFFERING

Common stock offered by us	shares.

Pre-funded warrants offered by us

We are also offering, in lieu of shares of common stock to certain investors that so choose, pre-funded warrants to purchase shares of common stock. Each pre-funded warrant will have an initial exercise price per share of $0.001, subject to certain adjustments. The purchase price of each pre-funded warrant is equal to the price at which the share of common stock is being sold in this offering, minus $0.001. The pre-funded warrants are exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. For more information, see the section titled “Description of Pre-Funded Warrants.”

Each pre-funded warrant is exercisable for one share of common stock (subject to adjustment as provided therein) at any time at the option of the holder, provided that the holder will be prohibited from exercising its pre-funded warrant for shares of our common stock if, as a result of such exercise, the holder, together with its affiliates, would own more than 9.99% (or, at the election of the purchaser, 4.99%) of the total number of shares of our common stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase or decrease in such percentage shall not be effective until the sixty-first (61st) day after such notice to us.

Offering price	per share of common stock (or per pre-funded warrant).

Common stock to be outstanding immediately following this offering	shares, assuming no exercise of the pre-funded warrants included in the Registered Offering.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million. This estimate excludes the proceeds, if any, from the exercise of the pre-funded warrants sold in the Registered Offering.

We expect to use the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, for working capital and general corporate purposes, which includes, without limitation, clinical studies required to gain regulatory approvals, implementation of adequate systems and controls to allow for regulatory approvals, further development of our product candidates, investing in or acquiring companies that are synergistic with or complementary to our technologies, licensing activities related to our current and future product candidates, the development of emerging technologies, investing in or acquiring companies that are developing emerging technologies, licensing activities, or the acquisition of other businesses. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements up to approximately 24 months from the date hereof.

Risk Factors	You should read the section titled “Risk Factors” in this free writing prospectus and similarly titled sections in the documents incorporated by reference into this free writing prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Indications of interest	Certain of our officers have indicated an interest in purchasing up to an aggregate of approximately $ of shares of our common stock or pre-funded warrants in this offering at the offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriting discount for any shares sold to these potential investors in the offering will be the same as the underwriting discount for the shares sold to the public.

Nasdaq Capital Market symbol	“RLMD.” There is no established public trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the pre-funded warrants on any securities exchange or recognized trading system. See the section titled “Description of Pre-Funded Warrants.”

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you decide to invest in our securities, you should carefully consider the risks and uncertainties described below, together with all other information contained in this free writing prospectus and in our filings with the SEC that we have incorporated by reference into this free writing prospectus, including the Risk Factors included in our Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 27, 2025. If any of such risks actually occurs, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Ownership of Our Common Stock, Pre-Funded Warrants, This Offering and Other Matters

Our proposed development plans may not be sufficient to meet FDA expectations and support approval of NDV-01 and our other product candidates

The FDA and similar regulatory agencies in other countries typically consult with and advise drug companies about the quality and quantity of data needed to support approval new drug products.  Drug companies frequently solicit and receive oral and written feedback about many aspects of their development plans, including non-clinical trials, clinical trials and manufacturing processes.  While soliciting regulatory feedback is not mandatory and any feedback received is usually not binding, usually this feedback establishes minimum requirements for approval and following any advice received is regarded as a best practice for drug developers.

We have solicited and received feedback from the FDA regarding its expectations for Phase 3 clinical trials to support approval of NDV-01.  Based on that feedback, we intend to draft new clinical trial protocols and solicit additional FDA advice on those protocols and our development program.  We cannot be certain that the FDA will agree that our new protocols and plans are sufficient to support approval of NDV-01 and we may not be able to proceed with our Phase 3 clinical trials on our proposed timetable. Failure to obtain FDA agreement may delay the development and approval of NDV-01, may increase the cost of our trials and even result in approval never being obtained by us. In addition, our development programs may also fail to generate the data necessary to support approval from the FDA.

Disruptions at the FDA and other government agencies caused by funding shortages could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times – including the most recent shutdown, which began October 1, 2025 -- and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

There is no public market for the pre-funded warrants being offered by us in this offering.

There is no established public trading market for the pre-funded warrants being sold in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any securities exchange or recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.

Holders of the pre-funded warrants will have no rights as common stockholders until they acquire our common stock.

Until you acquire shares of our common stock upon exercise of the pre-funded warrants, you will have no rights with respect to our common stock issuable upon exercise of the pre-funded warrants, including the right to receive dividend payments, vote or respond to tender offers. Upon exercise of your pre-funded warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

We will not receive significant additional funds upon the exercise of the pre-funded warrants being offered.

In certain limited circumstances, each pre-funded warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the cashless exercise of the pre-funded warrants or if the pre-funded warrants altogether are not exercised at all. In addition, the pre-funded warrants have an exercise price of $0.001 per share of common stock, and as a result we will not receive significant additional funds upon their exercise even if not a cashless exercise.

Significant holders or beneficial holders of shares of our common stock may not be permitted to exercise the pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrants which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed 9.99% (or, at the election of the purchaser, 4.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Such percentage may be increased or decreased by written notice by the holder of the pre-funded warrants to any other percentage not in excess of 9.99%. Such increase or decrease will not be effective until the sixty-first (61st) day after such notice is delivered to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

If we do not maintain a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants, holders will only be able to exercise such pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants at the time that holders wish to exercise such pre-funded warrants, they will only be able to exercise them on a “cashless basis,” provided that an exemption from registration is available. As a result, the number of shares of common stock that holders will receive upon exercise of the pre-funded warrants will be fewer than it would have been had such holder exercised his or her warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise, subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their pre-funded warrants for cash if a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants is available.

DESCRIPTION OF PRE-FUNDED WARRANTS

The material terms and provisions of the pre-funded warrants being issued in this offering are summarized below. The following description is subject to, and qualified in its entirety by, the form of pre-funded warrant which will be filed as an exhibit to a Current Report on Form 8-K to be filed by us with the SEC in connection with this offering. You should review the form of pre-funded warrant for a complete description of the terms and conditions applicable to the pre-funded warrants.

Term. The pre-funded warrants will not expire.

Duration and exercise price. Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $0.001. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability. The pre-funded warrants will be exercisable at any time on or after the original issuance date. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s pre-funded warrant to the extent that the holder would own more than 9.99% (or, at the election of the purchaser, 4.99%) of the outstanding shares of common stock immediately after exercise, except that upon at least sixty-one (61) days’ written prior notice from the holder to us, the holder may increase or decrease the amount of ownership of outstanding shares of common stock after exercising the holder’s pre-funded warrants up to 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless exercise. In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the pre-funded warrants.

Transferability. Subject to compliance with any applicable securities laws, the pre-funded warrants are separately tradeable immediately after issuance at the option of the holders and may be transferred at the option of the holders.

No Listing. There is no established public trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the pre-funded warrants on any securities exchange or recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the pre-funded warrants will be limited.

Fundamental Transactions. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our assets, our consolidation or merger with or into another person or the acquisition of 50% or more of our outstanding common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the pre-funded warrants or by virtue of a holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including the right to receive dividend payments, vote or respond to tender offers, until they exercise their pre-funded warrants.

Warrant Agent. We will act as warrant agent for the pre-funded warrants.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK AND PRE-FUNDED WARRANTS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock and pre-funded warrants to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the potential application of the alternative minimum tax, special accounting rules under Section 451(b) of the Code, or the Medicare contribution tax on net investment income or under U.S. federal gift and estate tax laws. In addition, this discussion does not address all tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

■	banks, insurance companies or other financial institutions;

■	tax-exempt organizations;

■	dealers in securities or currencies;

■	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

■	real estate investment trusts and regulated investment companies;

■	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

■	partnerships and other pass-through entities and arrangements that are treated as pass-through entities (and investors therein);

■	persons that own, or are deemed to own, more than 5% of our common stock and/or pre-funded warrants (except to the extent specifically set forth below);

■	certain former citizens or long-term residents of the United States;

■	persons who hold our common stock or pre-funded warrants as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

■	persons who hold or receive our common stock or pre-funded warrants pursuant to the exercise of an employee stock option or otherwise as compensation;

■	persons who do not hold our common stock or pre-funded warrants as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

■	persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code.

In addition, if a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock or pre-funded warrants, the tax treatment of its partners generally will depend on the status of the partners and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and pre-funded warrants, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock or pre-funded warrants arising under the U.S. federal non-income tax laws, or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not:

■	an individual who is a citizen or resident of the United States;

■	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any state or political subdivision thereof or the District of Columbia;

■	an estate whose income is subject to U.S. federal income tax regardless of its source; or

■	a trust (x) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

Characterization of the Pre-Funded Warrants for Tax Purposes

Although it is not entirely free from doubt, because the exercise price of the pre-funded warrants is a nominal amount, the pre-funded warrants are generally expected to be treated as shares of our common stock for U.S. federal income tax purposes (and a non-U.S. holder is expected to be subject to the same tax considerations as if the non-U.S. holder held shares of our common stock as discussed below). Accordingly, no gain or loss should be recognized upon exercise of a pre-funded warrant, and the holding period of the shares of our common stock received upon exercise of a pre-funded warrant should include the holding period of the pre-funded warrant. Similarly, the tax basis of the pre-funded warrant should carry over to the shares of common stock received upon exercise, increased by the exercise price. Each non-U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the ownership and disposition of the pre-funded warrants. The following discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Constructive Distributions on Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to (or failure to adjust) the number of shares that will be issued on the exercise of the pre-funded warrants may be treated as a constructive distribution to a non-U.S. holder of pre-funded warrants if, and to the extent that, such adjustment (or failure to adjust) has the effect of increasing such non-U.S. holder’s proportionate interest in our assets or earnings and profits as determined under U.S. federal income tax law, depending on the circumstances of such adjustment. Non-U.S. holders should consult their tax advisors on the circumstances in which a constructive distribution may be realized, and the tax consequences of any such constructive distribution.

Dividends on Common Stock

We have never paid dividends on our common stock and do not anticipate doing so in the foreseeable future. However, if we do make distributions of cash or property on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of common stock (see “Gain on Disposition of Common Stock and Pre-Funded Warrants” below).

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us and/or our paying agent with an Internal Revenue Service, or IRS, Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the United States) are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payments of effectively connected dividends that are included in the gross income of a non-U.S. holder generally are exempt from withholding tax. In order to obtain this exemption, you must provide us and/or our paying agent with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Dividends on our common stock will also be subject to the discussion below under the headings “Backup Withholding and Information Reporting” and “Foreign Account Tax Compliance Act.”

As discussed above under “Constructive Distributions on Pre-Funded Warrants” certain adjustments to the pre-funded warrants may result in a constructive distribution to holders of such pre-funded warrants. Non-U.S. holders should consult their tax advisors on the circumstances in which a constructive distribution may be realized, and the tax consequences of any such constructive distribution.

Gain on Disposition of Common Stock and Pre-Funded Warrants

In general, subject to the discussion below under the headings “Backup Withholding and Information Reporting” and “Foreign Account Tax Compliance Act,” you will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock or pre-funded warrants unless:

■	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty so requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States), in which case you will be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular U.S. federal income tax rates, and for a non-U.S. holder that is a corporation, such non-U.S. holder may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

■	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) subject to an applicable tax treaty providing otherwise; or

■	our common stock or pre-funded warrants constitute a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a USRPHC) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and that we will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our worldwide real property and our other assets which are used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock or pre-funded warrants by reason of our status as a USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such non-U.S. holder does not own and is not deemed to own, directly, indirectly or constructively (including through the ownership of pre-funded warrants) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Our pre-funded warrants are not expected to be regularly traded and special rules may apply to non-U.S. holders of pre-funded warrants. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of distributions paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of distributions or of proceeds on the disposition of common stock or pre-funded warrants made to you may be subject to additional information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax, rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock or pre-funded warrants (subject to the discussion below) to a “foreign financial institution” (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock (subject to the discussion below) to a “non-financial foreign entity” (as specifically defined for this purpose) unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. The proposed regulations may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, you may be eligible for refunds or credits of tax withheld pursuant to the rules described in this section. You should consult your tax advisors regarding these withholding provisions.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock and/or pre-funded warrants, including the consequences of any proposed change in applicable laws.

The issuer has filed a Registration Statement (including the Base Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the Registered Offering to which this communication relates. Before you invest, you should read the Base Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Copies of the final prospectus supplement for the Registered Offering may be obtained, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by contacting: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, New York 10022, or by telephone at (877) 821-7388, or by e-mail at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525 ext. 6105, or by emailing syndicate@leerink.com; or Mizuho Securities USA LLC, Attention: Equity Capital Markets Desk, at 1271 Avenue of the Americas, New York, New York 10020, or by email at US-ECM@mizuhogroup.com.